Exhibit 3.1.1

Articles of Amendment No. 1

To

Articles of Incorporation of North American Royalty Corp.

North American Royalty Corp, a Maryland corporation, hereby certifies to the State Department of Assessments and Taxation of Maryland that the charter of the corporation is hereby amended as follows:

Article Sixth of the Articles of Incorporation is amended to provide in its entirety as follows:

Sixth: The Corporation has authority to issue 50,000,000 shares of Common Stock, par value $0.001, and 10,000,000 shares of Preferred Stock, par value $0.001. Of the 10,000,000 authorized shares of Preferred Stock, there is created a Series A Convertible Preferred Stock:

(i)	consisting of 2,000,000 non-voting shares;

(ii)	which shares are not entitled to receive any dividends;

(iii)	which shares are convertible into shares of Common Stock of the Corporation at a conversion rate equal to one-third (1/3) of the offering price of the Corporation’s first registered, public offering of shares of its Common Stock. The Shares offered herein will have a mandatory conversion feature that will convert the Shares into shares of Common Stock at such time that the IPO registration statement is declared effective by the SEC. If the Company fails to complete its IPO of Common Stock, and therefore is unable to register the underlying Common Stock related to the conversion feature before December 31, 2007, the holders of Preferred Stock may, at their sole option, convert not less than all of the Shares of Preferred Stock held into shares of Common Stock, at a conversion rate of ten shares of Common Stock for each Share of Preferred Stock. Such right to convert expiring two years from the date the Series A Convertible Preferred Stock is issued, and

(iv)	which shares, upon any liquidation, dissolution or winding up of the affairs of the Corporation, are entitled to a liquidation preference of $10.00 a share or pro rata all of the assets of the Corporation available for distribution to shareholders, which is less.

With further regard to the 10,000,000 authorized shares of Preferred Stock, the directors may classify or reclassify any unissued shares of stock from time to time by changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

The above amendment of the charter of the Corporation has been approved by the directors and shareholders.

We, the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

/s/ William J. Amdall	/s/ James F. Smith
William J. Amdall, Secretary	James F. Smith President

Return address of filing party:	North American Royalty Corp
3709 Wooded Creek Drive
Farmers Branch, TX 75244